

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via Email
D. Kirk McAllaster, Jr.
Executive Vice President and Chief Financial Officer and Director
Cole Credit Property Trust, Inc
2555 East Camelback Road
Suite 400
Phoenix, Arizona 85016

> **Re: Cole Credit Property Trust, Inc**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 000-51962**

Dear Mr. McAllaster:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief